==========================================================================

                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549


                        ---------------------------



                               SCHEDULE 13E-4

                       Issuer Tender Offer Statement
                             (Amendment No. 2)
                       (Pursuant to Section 13(e)(1)
                  of the Securities Exchange Act of 1934)

                        ---------------------------



                              ITT Corporation
                              (Name of Issuer)

                              ITT Corporation
                    (Name of Person(s) Filing Statement)

                         Common Stock, no par value
                     (including the associated Rights)
                       (Title of Class of Securities)

                                450912 10 0
                   (CUSIP Number of Class of Securities)

                        ---------------------------



                         PATRICK L. DONNELLY, Esq.
                             Vice President and
                         Assistant General Counsel
                              ITT Corporation
                        1330 Avenue of the Americas
                       New York, New York 10019-5490
                               (212) 258-1000
               (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications
                on Behalf of the Person(s) Filing Statement)

                                  Copy to:

                        GEORGE W. BILICIC, Jr., Esq.
                          Cravath, Swaine & Moore
                              Worldwide Plaza
                             825 Eighth Avenue
                       New York, New York 10019-7475
                               (212) 474-1000

                        ---------------------------


==========================================================================

     This Amendment amends and supplements the Issuer Tender Offer Statement on Schedule 13E-4 filed by ITT Corporation, a Nevada corporation (the "Company"), with the Securities and Exchange Commission on July 17, 1997 (the "Schedule 13E-4"), relating to a tender offer by the Company to purchase up to 30 million shares of its Common Stock, no par value (the "Common Stock"), together with the associated preferred share purchase rights issued pursuant to the Rights Agreement dated as of November 1, 1995, between the Company and The Bank of New York, as Rights Agent (the "Rights" and, together with the Common Stock, the "Shares"), at $70 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 17, 1997 (the "Offer to Purchase") and in the related Letter of Transmittal (which together constitute the "Offer"), copies of which are filed as Exhibits
(a)(1) and (a)(2), respectively, to the Schedule 13E-4. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Offer to Purchase and the Schedule 13E-4.


Item 8.  Additional Information.

     The Company has amended the terms of the Offer to remove the procedures for guaranteed delivery of Shares in the Offer. The text of a press release dated August 18, 1997, issued by the Company with respect to this action is filed herewith as Exhibit (a)(13) and is incorporated herein by reference.


Item 9.  Material to be Filed as Exhibits.

     (a)(13) -- Press Release issued by the Company dated August 18, 1997.

                                 SIGNATURE


          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 20, 1997


                                       ITT CORPORATION

                                       By: /s/ Patrick L. Donnelly
                                           ------------------------
                                       Name:  Patrick L. Donnelly
                                       Title: Vice President and
                                              Assistant General Counsel

                               EXHIBIT INDEX


Exhibit No.                 Description
-----------                 -----------
 (a)(13)     -- Press Release issued by the Company dated August 18, 1997.

                                                            Exhibit (a)(13)




                              [ITT Letterhead]



                                             CONTACT:    Jim Gallagher
                                             TELEPHONE:  212-258-1261
                                             DATE:       August 18, 1997



                           FOR IMMEDIATE RELEASE

              ITT REMOVES GUARANTEED DELIVERY PROCEDURES FROM
                             STOCK TENDER OFFER


NEW YORK, August 18, 1997 - ITT Corporation (NYSE: ITT) has amended the terms of its equity self tender offer to remove the procedures for tendering shares of ITT common stock in the offer by guaranteed delivery, in order to facilitate and accelerate calculation of the final proration factor for the offer. Stockholders may not use the Notice of Guaranteed Delivery previously circulated to tender their shares and the Depositary for the offer will not accept Notices of Guaranteed Delivery or any shares tendered after the expiration of the offer. Because transactions in shares of ITT common stock ordinarily settle three trading days after the transaction, stockholders who purchase their shares three trading days or a shorter period of time prior to the expiration of the offer may be unable to tender such shares in the offer, unless the purchaser in such transaction has made special arrangements to tender in the offer, and validly deliver to the Depositary, the shares purchased in such transaction prior to the expiration of the offer. The offer is currently scheduled to expire at 5:00 p.m., New York City time, on Tuesday, September 9, 1997.

                                   # # #